SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated October 29, 2004
This Report on Form 6-K shall be incorporated by reference in our Registration Statement on Form F-3 as amended (File No. 333-101891) and our Registration Statement on Form F-3 (File No. 333-114857)
as amended to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of
1933 or the Securities Exchange Act of 1934, in each case as amended
AngloGold Ashanti Limited
(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:

Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes:

No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes:

No:

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:

No:

Enclosures:
Review of financial and operating performance for the nine months ended September 30, 2004 prepared in accordance with U.S. GAAP, including condensed consolidated financial information as of September 30, 2004 and December 31, 2003, and for each of the nine months ended September 30, 2004 and 2003.

REVIEW OF FINANCIAL AND OPERATING PERFORMANCE FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 PREPARED IN ACCORDANCE WITH US GAAP
Date: October 29, 2004
In the following related management's discussion of review of financial and operating performance, references to $ are to the lawful currency of the United States, references to A$ are to the lawful currency of Australia and references to BRL are to the lawful currency of Brazil.
Introduction
The following is a summary of the Group's financial and operating performance for the nine months ended September 30, 2004 prepared in accordance with US GAAP. This summary also includes condensed consolidated financial information as of September 30, 2004 and December 31, 2003, and for each of the nine months ended September 30, 2004 and 2003 prepared in accordance with US GAAP.
The operations and financial condition of the interests in the companies and assets acquired in Ashanti are included in the US GAAP condensed consolidated financial information from April 26, 2004, the effective date of the AngloGold Ashanti Business Combination.
On October 29, 2004, AngloGold Ashanti issued its results for the quarter ended September 30, 2004 prepared in accordance with IFRS and published its report, including condensed consolidated financial information prepared in accordance with IFRS, for the same period. This information has been submitted to the US Securities and Exchange Commission on Form 6-K.
Operating review
Presented in the table below is selected operating data for AngloGold Ashanti for the nine-month periods ended September 30, 2004 and 2003. The operating data gives effect to acquisitions and dispositions as of the effective date of such acquisitions and dispositions:
Operating data for AngloGold Ashanti
Nine months ended September 30,
2004
2003
Gold production (000 oz)
4,352
4,226
Total cash cost ($/oz)
265
208
(1)
Total production cost ($/oz)
346
269
(1)
Production costs ($ million)
1,110
909
Capital expenditure ($ million)
393
279
(1)
(1)
Operating data for 2003 has been restated to reflect the Company's reassessment of the useful life of on-reef Ore Reserve development expenditure with effect from January 1, 2004 as described under "Ore Reserve development expenditure".
Gold production
For the nine months ended September 30, 2004, AngloGold Ashanti's total gold production increased by 126,000 ounces, or about 3 percent, to 4.35 million ounces from 4.23 million ounces produced in the same period of 2003. This increase was mainly due to the impact of the additional 50 percent interest acquired in Geita mine in Tanzania (2004: 380,000 oz; 2003: 214,000 oz) and the contribution of operations situated in

Ghana, Guinea and Zimbabwe (2004: 367,000 oz; 2003: nil oz) as part of the completed AngloGold Ashanti Business Combination during April 2004, on the production of the current year when compared with 2003. Gold production in the nine months ended September 30, 2004 from operations located in Brazil increased (2004: 251,000 oz; 2003: 239,000 oz) compared to the same period in 2003 mainly due to an improvement in grade.
Gold production from operations situated in South Africa (2004: 2,317,000 oz; 2003: 2,455,000 oz) decreased in the nine months ended September 30, 2004 when compared to the same period in 2003 mainly due to higher waste development and lower mining grades. Gold production in the nine months ended September 30, 2004 decreased in the North American operations (2004: 238,000 oz; 2003: 314,000 oz) and the Australian region (2004: 296,000 oz; 2003: 334,000 oz) compared to the same period in 2003, mainly due to the impact of the sale of Jerritt Canyon Joint Venture of North America effective June 30, 2003 and the closure of Union Reefs mine in October 2003. Gold production from operations situated in Mali (2004: 311,000 oz; 2003: 462,000 oz) decreased in the nine months ended September 30, 2004 when compared to the same period in 2003 mainly due to lower mining grades at Morila. Lower gold production were recorded from operations located in Namibia (2004: 49,000 oz; 2003: 57,000 oz) and Argentina (2004: 143,000 oz; 2003: 151,000 oz) in the nine months ended September 30, 2004 when compared to the same period in 2003.
In the quarter ended September 30, 2004, gold production increased by 138,000 ounces to 1.63 million ounces, or 9 percent from 1.49 million ounces produced during the quarter ended June 30, 2004. This increase was mainly due to the impact of the contribution of operations acquired during April 2004 as part of the completed AngloGold Ashanti Business Combination, for the full quarter ended September 30, 2004, as well as a general increase in production in most operating regions.
Ore Reserve development expenditure
The Company has reassessed the useful life of on-reef Ore Reserve development expenditure with effect from January 1, 2004, with a resulting change in the rate of amortization pertaining to such development on a prospective basis. This adjustment in the rate of amortization pertaining to such development expenditure has been accounted for prospectively as a change in estimate. For comparability, total cash costs per ounce and total production costs per ounce for the nine months ended September 30, 2003 have been restated from $223 per ounce and $278 per ounce, respectively, to $208 per ounce and $269 per ounce, respectively, to reflect this change. Capital expenditure for the nine months ended September 30, 2003 have been restated from $216 million to $279 million for the same reasons as described above.
Total cash costs and total production costs
Total cash costs for the nine months ended September 30, 2004 was $265 per ounce, $57 per ounce, or 27 percent, higher than the cash costs of $208
(1)
per ounce recorded in the same period in 2003. This change
was mainly due to substantially higher cash costs for the South African, Australian, Argentinean, Malian and Namibian operations in the nine months ended September 30, 2004, which increased by 31 percent, 8 percent, 17 percent, 56 percent and 22 percent respectively, when compared to the same period in 2003. The increase in total cash costs at the South African and Australian operations was mainly due to the strengthening of the South African rand and Australian dollar relative to the US dollar (based on the average exchange rates of the rand against the US dollar of R6.57 and R7.82 and the Australian dollar against the US dollar of A$1.37 and A$1.58, during the nine months ended September 30, 2004 and 2003, respectively). The weaker US dollar against all local currencies accounted for nearly $30 per ounce, or 53 percent, of the total increase in total cash costs in the nine months ended September 30, 2004 compared to the same period in 2003. Operations in Argentina, Mali and Namibia recorded higher total cash costs in the nine months ended September 30, 2004 mainly due to increases in drilling costs, reagent costs, diesel costs and mining contractor rates as well as a decrease in grade (at Morila), when compared to the same period in 2003.
Total cash costs for the three months ended September 30, 2004 increased by 5 percent compared to the quarter ended June 30, 2004 mainly as a result of the continued strengthening of operating currencies and the effect of inflation primarily represented in rising diesel prices, contractor mining costs and the South African mid-year wage increase. These unit cost increases were partially offset by higher recovered grades.
Total production costs for the nine months ended September 30, 2004 were $346 per ounce, $77 per ounce, or 29 percent, higher than the total production costs of $269
(1)
per ounce recorded in the same period of 2003.
Total production costs per ounce in the quarter ended September 30, 2004 increased by 4 percent compared to the quarter ended June 30, 2004.
(1)
Restated to reflect the Company's reassessment of the useful life of on-reef Ore Reserve development expenditure with effect from January 1, 2004 as described under "Ore Reserve development expenditure".
Reconciliation of total cash costs and total production costs to the condensed consolidated financial information
Total cash costs and total production costs are calculated in accordance with the guidelines of the Gold Institute industry standard and are not US GAAP measures. The Gold Institute is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which has developed a uniform format for reporting total production costs on a per ounce basis. The standard was first adopted in 1996 and revised in November 1999.
Total cash costs, as defined in the Gold Institute industry standard are production costs as recorded in the statement of operations, less offsite (i.e. central), general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees, refinery charges and social development costs) and rehabilitation costs, plus royalties and employee termination costs.
Total cash costs as calculated and reported by AngloGold Ashanti include costs for all mining, processing, administration, royalties and production taxes, as well as contributions from by-products, but exclusive of depreciation, depletion and amortization, rehabilitation, employment severance costs, corporate administration costs, capital costs and exploration costs. Total cash costs per ounce are calculated by dividing attributable total cash costs by attributable ounces of gold produced. Total cash costs have been calculated on a consistent basis for all periods presented.
Total production costs, as defined in the Gold Institute industry standard, are total cash costs, as calculated using the Gold Institute industry standard, plus amortization, depreciation and rehabilitation costs. Total production costs as calculated and reported by AngloGold Ashanti include total cash costs, plus depreciation, depletion and amortization, employee severance costs and rehabilitation and other non-cash costs. Total production costs per ounce are calculated by dividing attributable total production costs by attributable ounces of gold produced. Total production costs have been calculated on a consistent basis for all periods presented.
Total cash costs and total production costs should not be considered by investors in isolation or as alternatives to production costs, net income/(loss) applicable to common stockholders, income/(loss) before income tax provision, net cash provided by operating activities or any other measure of financial performance presented in accordance with US GAAP or as an indicator of the Company's performance. While the Gold

Institute has provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, the Company believes that total cash costs and total production costs in total and per ounce are useful indicators to investors and management as they provide:
·
an indication of profitability, efficiency and cash flows;
·
the trend in costs as the mining operations mature over time on a consistent basis; and
·
an internal benchmark of performance to allow for comparison against other mining companies.
A reconciliation of production costs as included in the Company's unaudited condensed consolidated financial information to total cash costs and to total production costs for each of the nine months ended September 30, 2004 and 2003 is presented below. In addition the Company has provided below details of the attributable ounces of gold produced in total for each of those periods.
For the nine months ended September 30,
(in $ millions, except as otherwise noted)
2004
2003
Production costs per condensed consolidated financial information
1,110
909
Less:
Rehabilitation costs & other non-cash costs
(19)
(8)
Plus:
Inventory movement
22
15
Royalties
27
21
Related party transactions
(1)
22
25
Adjusted for:
Minority interests
(2)
(18)
(9)
Non-gold producing companies and adjustments
8
(10)
Ore Reserve development adjustment
(3)
-
(64)
Total cash costs
1,152
879
Plus:
Depreciation, depletion and amortization
340
229
Employee severance costs
7
2
Rehabilitation and other non-cash costs
19
8
Adjusted for:
Minority interests
(2)
(6)
(5)
Non-gold producing companies and adjustments
(5)
(2)
Ore Reserve development adjustment
(3)
-
27
Total production costs
1,507
1,138
Gold produced (000' ounces)
(4)
4,352
4,226
Total cash costs per ounce
(5)
265
208
Total production costs per ounce
(5)
346
269
(1)
Related party transactions is a separately disclosed item on AngloGold Ashanti's condensed consolidated statements of income. However, this expense relates solely to production costs as included in the Company's condensed consolidated financial statements and has, accordingly, b een included in total production costs and total cash costs.
(2)
Adjusting for minority interest of items included in calculation, to disclose the attributable portions only.
(3)
Restatement of on-reef Ore Reserve development as described under "Ore Reserve development expenditure".
(4)
Attributable production only.
(5)
In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

Outlook
For the fourth quarter, AngloGold Ashanti anticipates producing approximately 1.7 million ounces at a total cash cost of about $262 per ounce, assuming the third quarter average exchange rate of R6.37 to the US dollar. For the full year, the Company continues to expect to produce approximately 6.1 million ounces at a total cash cost of about $263 per ounce (previously $260 per ounce), assuming an exchange rate of R6.58 to the US dollar (previously R6.59 to the US dollar) for the year. The $3 per ounce increase in the estimate of total cash costs per ounce for the year is the result of a slightly stronger rand assumption and a higher oil price.
Capital expenditure
Capital expenditure during the nine months ended September 30, 2004 was $393 million compared with $279
(1)
million in the same period of 2003. This $114 million, or 41 percent, increase is primarily the result of an increase in capital expenditure in South Africa mainly due to the Moab Khotsong and TauTona projects, the purchase of a new mining fleet in the Namibian region and capital projects in Ghana ($26 million) and Guinea ($38 million) as part of AngloGold Ashanti's investment strategy following the AngloGold Ashanti Business Combination completed in April 2004.
Compared with the three months ended June 30, 2004, capital expenditure increased by approximately 2 percent in the quarter ended September 30, 2004 mainly as a result of the reasons as discussed above.
(1)
Restated to reflect the Company's reassessment of the useful life of on-reef Ore Reserve development expenditure with effect from January 1, 2004 as described under "Ore Reserve development expenditure".
Financial review
Revenues
Revenues from product sales and other income increased from $1,503 million in the first nine months of 2003 to $1,747 million in the comparable period in 2004, representing a 16 percent increase over the period. This increase was primarily due to the increase in the spot price of gold in 2004 as well as the contribution to revenue during the nine months ended September 30, 2004, from operations acquired during April 2004 as part of the completed AngloGold Ashanti Business Combination. The average spot price of gold was $401 per ounce during the nine months ended September 30, 2004, $47 per ounce, or 13 percent, higher than $354 per ounce, the average spot price of gold in 2003. The majority of product sales consisted of US dollar- denominated gold sales. When compared with the quarter ended June 30, 2004, revenues from product sales and other income were higher (by 17 percent from $574 million) in the third quarter of 2004 mainly due to the increase in the spot price of gold.
Production costs
Production costs increased from $909 million in the nine months ended September 30, 2003 to $1,110 million in the same period in 2004, which represents a $201 million, or 22 percent increase. In South Africa, production costs increased by $63 million to $652 million in the first nine months of 2004 from $589 million in the comparable period in 2003 mainly as a result of the strengthening of the South African rand relative to the US dollar. About 59 percent of AngloGold Ashanti's production costs were denominated in South African rands in the first nine months of 2004. Production costs recorded by operations acquired during April 2004 as part of the completed AngloGold Ashanti Business Combination (including the additional 50 percent interest acquired in Geita mine in Tanzania), amounted to $145 million during the nine months ended September 30, 2004. Production costs recorded in the three months ended September 30, 2004 of $458 million, increased by $104 million from $354 million for the three months ended June 30, 2004 mainly as a result of the reasons as discussed above.
General and administrative
General and administrative expenses increased from $30 million in the nine months ended September 30, 2003 to $42 million in the same period of 2004, mainly due to integration expenses following the AngloGold Ashanti Business Combination and the strengthening of the South African rand relative to the US dollar.
Royalties
Royalties paid by AngloGold Ashanti increased from $21 million for the nine months ended September 30, 2003, to $27 million paid in the comparable period in 2004. Royalties are mostly calculated based on a percentage of revenues and are payable to local governments.
Depreciation, depletion and amortization
Depreciation, depletion and amortization expense increased by $111 million to $340 million in the first nine months of 2004 when compared to $229 million recorded in the same period in 2003. In South Africa, depreciation, depletion and amortization expense increased by $63 million from $81 million incurred in the nine months ended September 30, 2003 to $144 million in the same period for 2004 mainly as a result of the strengthening of the South African rand relative to the US dollar. Depreciation, depletion and amortization expense recorded by operations acquired during April 2004 as part of the completed AngloGold Ashanti Business Combination (including the additional 50 percent interest acquired in Geita mine in Tanzania), amounted to $54 million during the nine months ended September 30, 2004.
Impairment of assets
In the nine months ended September 30, 2004 the Company recorded an impairment of assets of $184 million relating mainly to purchase price allocation to goodwill in the Business Combination between AngloGold and Ashanti, as part of interim impairment testing performed. An impairment of assets of $72 million was recorded in the nine months ended September 30, 2003 relating to the Savuka operations in South Africa and the abandonment of exploration activities in the Australian region.
Interest expense
Interest expense increased by $21 million from $28 million recorded in the nine months ended September 30, 2003 to $49 million in the same period in 2004, a 75 percent increase. The increase in interest expense from 2003 was mainly due to finance charges paid on the senior unsecured bonds issued in August 2003 (the corporate bond) and finance charges on the issuance of the $1,000,000,000 2.375 percent convertible bonds in February 2004.
Accretion expense
In the nine months ended September 30, 2004 accretion expense of $5 million was recorded compared with $2 million in the same period in 2003, relating to the adoption of SFAS 143 "Accounting for Asset Retirement

Obligations (ARO's)", with effect from January 1, 2003. Accretion relates to the unwinding of discounted future reclamation obligations to present values and increases the reclamation obligations to its future estimated payout.
Employment severance cost
Employment severance costs increased to $7 million during the nine months ended September 30, 2004 from $2 million in the same period in 2003. Employment severance costs recorded for the nine months ended September 30, 2004 relates to retrenchments in the South African region reflecting mainly rationalization of operations at Great Noligwa, TauTona and Savuka.
Profit on sale of assets
The profit on sale of assets of $9 million recorded in the nine months ended September 30, 2004 mainly relate to the sale of the Western Tanami Project and Union Reefs mine in Australia and mineral rights in South America. The profit on sale of assets of $47 million recorded in the nine months ended September 30, 2003 relates to the sale by AngloGold of its 70 percent interest in the Jerritt Canyon Joint Venture in North America, its wholly owned Amapari Project in North Brazil and shares held in East African Gold Mines Limited and Randgold Resources Limited.
Non-hedge derivative loss/gain
A loss on non-hedge derivatives of $55 million was recorded in the nine months ended September 30, 2004 compared to a gain of $92 million in the same period in 2003.
Loss/income before equity income and income tax
For the foregoing reasons, in the nine months ended September 30, 2004, loss before equity income and income tax amounted to $128 million compared to a profit of $284 million in the same period in 2003.
Deferred income and mining tax benefit/expense
Deferred income and mining tax expense decreased by $106 million from a net tax charge of $98 million recorded in the first nine months of 2003, to a net tax benefit of $8 million in the same period in 2004. Charges for current tax in the first nine months of 2004 amounted to $18 million compared to $60 million in the same period in 2003 reflecting the impact of the South African tax formula to the decrease in the earnings of the operations in that country. Deferred tax charges in the first nine months of 2004 included tax benefits of $38 million compared with tax charges of $21 million related to non-hedge derivatives during the same period of 2003.
Cumulative effect of accounting change
The Company adopted SFAS 143 "Accounting for Asset Retirement Obligations (ARO's)" with effect from January 1, 2003. This resulted in a cumulative change in accounting policy effect of $3 million (net of provision for deferred taxation) reflected in the nine-month period ended September 30, 2003.

Net loss/income
For the foregoing reasons net income applicable to common stockholders decreased by $305 million from a profit of $170 million earned in the first nine months of 2003 to a loss of $135 million in the same period in 2004. For the quarter ended September 30, 2004 the Company recorded net income of $31 million. For the three months ended June 30, 2004 the Company recorded a net loss of $200 million mainly as a result of the impairment charge raised on the assets acquired from Ashanti.
Liquidity and capital resources
Net cash provided by operating activities during the nine months ended September 30, 2004 amounted to $339 million compared with $353 million in the same period in 2003, a decrease of $14 million, or 4 percent.
In the nine months ended September 30, 2004, AngloGold Ashanti used $547 million in investing activities comprising mainly of payments for capital expenditure of $393 million for major capital projects, including Moab Khotsong and TauTona in South Africa, and capital projects in Ghana and Guinea as part of AngloGold Ashanti's investment strategy following the AngloGold Ashanti Business Combination. Similarly, the Company received cash of $7 million relating mainly to the disposal of its interests in the Western Tanami Project and Union Reefs mine in Australia and paid a net cash consideration of $165 million relating to the completed AngloGold Ashanti Business Combination in April 2004. Net cash generated in financing activities of $138 million in the nine months ended September 30, 2004 included normal scheduled loan repayments in terms of other loan facilities of $124 million, the repayment of the $400 million unsecured syndicated loan facility (which was repayable in May 2004) amounting to $232 million, the repayment of $200 million under the $600 million unsecured syndicated loan facility (repayable in February 2005), the repayment of $41 million syndicated project finance loans and the repayment of $139 million under a revolving credit facility acquired as part of the AngloGold Ashanti Business Combination. Proceeds from loans during the nine months ended September 30, 2004 amounted to $1,061 million, which included $991 million raised through the issuance of $1,000,000,000 2.375 percent convertible bonds in February 2004. The bonds, due in 2009 are convertible into AngloGold American Depositary Shares (ADSs) and are guaranteed by AngloGold Ashanti. Total dividends paid in the nine months ended September 30, 2004 amounted to $190 million. The effect of exchange rate changes on cash was a positive $5 million during the nine months ended September 30, 2004.
As a result of the items discussed above, at September 30, 2004, AngloGold Ashanti had $440 million of cash and cash equivalents compared with $505 million at December 31, 2003, a decrease of $65 million, or 13 percent. At September 30, 2004, the Company had a total of $371 million available but undrawn under its credit facilities.
During the remainder period of 2004, approximately $34 million of AngloGold Ashanti's debt is scheduled to mature. The $600 million unsecured syndicated loan facility becomes due in February 2005. The amount drawn under this facility was $265 million as at September 30, 2004. The Company expects to finance the repayment of debt scheduled to mature in 2004 and 2005 from existing cash resources, cash generated from future operations, its existing debt facilities and, potentially, future debt facilities or debt instruments.
Heap leach inventory
The costs of materials currently contained on the leach pad are reported as a separate line item apart from inventory. As at September 30, 2004, $105 million was classified as short term compared with $101 million as at December 31, 2003 as AngloGold Ashanti expects the related gold to be recovered within twelve months. As at September 30, 2004, $22 million was classified as long term compared with $7 million as at December 31, 2003.
Gold market
Following the fall in the gold price in the second quarter of 2004 following fears of a credit squeeze in China and a hard landing for the Chinese economy, and the associated sell-off in commodities that accompanied this fear, the gold price has regained most of its strength during the third quarter.
Since the end of the third quarter the gold price has approached the high of $430 per ounce seen in the first quarter of this year. Whilst the gold price continues to be most responsive to movements in the US dollar exchange rate against the euro, the price has also shown some independence during the third quarter, rising firmly even when there has been little movement in the currency markets. This seems to reflect increased investor interest in gold as part of a broader move of investment money towards hard assets. This pattern has been evident in other markets during this period. This does not necessarily signal a disconnect from the US dollar or the US economy and gold is likely to benefit from dollar weakness in the future. It is rather that the gold market seems to have found supplementary reasons for appealing to investors, to the benefit of the gold price today.
Once again, the vehicle for interest in gold was primarily the New York Commodities Exchange, or Comex, and the movement in the dollar gold spot price reflects increasing interest in gold on Comex during the third quarter of 2004. The net open position at the end of September 2004 reached over 19 million ounces, and has remained since then at almost 20 million ounces net long. This figure is very close to the all-time high net position on Comex of 22.6 million ounces net long in the first week of April 2004, and the gold price has tracked this interest closely. News from the US economy in particular, and the direction of the US dollar during the balance of this quarter, will most likely be important factors in the behaviour of investors towards gold on Comex going forward.
The physical market for gold remains relatively quiet and the market is dependant on investment demand to clear the supply/demand balance. Nevertheless, there has been encouraging news from some areas of a year-on-year recovery in gold offtake. Demand for gold for jewellery in Turkey was particularly strong in the first half of 2004, although it should be borne in mind that an important part of this growth arises from Turkey increasing its market share from Italy, the developed world's largest gold jewellery manufacturer. The gold jewellery market in mainland China also reported positive growth due entirely to a new category of modern 18 carat gold jewellery introduced by the World Gold Council to mainland China. With the end of the monsoon season and the commencement of the auspicious period for marriages in India, there has been some recovery in offtake in the Indian gold jewellery market in spite of the higher US dollar spot prices.
Since early 2004, the US dollar has recovered from its weakest position in the current cycle of $1.30 to the euro. For much of this year, the dollar has traded sideways in a range of $1.18-$1.24 to the euro. However, most commentators see this sideways movement as temporary and forecast an inevitable further decline of the US currency against both the euro and the yen.
Market forecasts project the dollar between $1.30 and $1.40 against the euro and between Y100 and Y105 by the end of 2005. Even the exceptions to these forecasts see the dollar only in a sideways channel, trading between $1.15 and $1.20, rather than any measurable strengthening of the US currency. In structural terms, there are economic circumstances - particularly in the shape of rising deficits in the US economy - which would seem to make it likely that the US dollar should weaken further, and possibly substantially. In previous economic cycles, budget and current account deficits in the US have made recession almost inevitable in order to bring economic fundamentals back into balance. However, with the other major economies (Japan and Europe) showing lower growth rates and more serious economic structural problems, and with the significant role played in global trade flows today by China, it is not yet certain that recession is as inevitable.
The weakening of the rand during the third quarter of 2004 was followed by an unexpected rate cut of 50 basis points by the South African Reserve Bank, which caused the market to pause for a short period of time. However, for the rest of this quarter, the rand performed robustly.
The average exchange rate for the September quarter of R6.37 to the US dollar is the strongest average exchange rate since the final quarter of 1999. The rand shows little sign of weakness in the current market circumstances. The strength of the rand over the past two years appears to be based on improvements in the South African economy, a low budget deficit and declining inflation.
In 2004, the spot price of gold opened at $415 per ounce in January and closed at $418 per ounce in September 2004, compared with $346 per ounce in January 2003 and $385 per ounce in September 2003. The average spot price of gold was $401 per ounce during the nine months ended September 30, 2004, $47 per ounce, or 13 percent, higher than $354 per ounce, the average spot price of gold in the first nine months of 2003. During the first nine months of 2004, the highest spot price of gold was $430 per ounce compared to a high of $393 per ounce for the same period in 2003. The lowest spot price of gold was $371 per ounce during the nine months ended September 30, 2004, 16 percent higher than $319 per ounce, the lowest spot price of gold for the same period ended September 30, 2003.
Hedging overview
AngloGold Ashanti manages its revenue risk through an actively directed forward sales program. The board of directors has given management a mandate to target a hedging level of no more than 30 percent of five years' gold production spread over a ten-year period. In addition, management continues to have the latitude to put new forward-pricing contracts in place where the gold price and operating circumstances make this necessary or prudent.
At September 30, 2004, the net delta hedge position of AngloGold Ashanti was 12.71 million ounces at a spot price of gold of $418.80 per ounce. The net delta hedge position reflects a slight increase of approximately 212,000 ounces in the net size of the combined AngloGold Ashanti hedge compared with the quarter ended June 30, 2004. This increase is due to the increase in the delta volume of short call options in the hedge value at a gold price $25 per ounce higher than the price at which the hedge was valued on June 30, 2004. Outright forward contracts in the quarter ended September 30, 2004 declined by approximately 340,000 ounces when compared to the three months ended June 30, 2004. The marked-to-market valuation of this position at September 30, 2004 was negative $1,139 million. The Company continues to manage its hedge positions actively, and to reduce overall levels of pricing commitments in respect of future production of gold.
AngloGold Ashanti's net delta open hedge position at September 30, 2004
At September 30, 2004, AngloGold Ashanti had outstanding the following forward-pricing commitments against future production. The total net delta tonnage of the hedge of the combined company on this date was 12.71 million ounces (at June 30, 2004: 12.5 million ounces). This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at September 30, 2004.

The marked-to-market value of all hedge transactions making up the hedge positions was a negative $1,139 million at September 30, 2004 (at June 30, 2004: negative $927.1 million). These values were based on a gold price of $418.80 per ounce, exchange rates of R/ $6.45 and A$/ $0.7258 and the prevailing market interest rates and volatilities at that date.
At October 27, 2004, the marked-to-market value of the hedge book was a negative $1,192 million based on a gold price of $425.50 per ounce and exchange rates of R/ $6.2275 and A$/ $0.7452 and the prevailing market interest rates and volatilities at the time.
These marked-to-market valuations are not predictive of the future value of the hedge position, or of the future impact on the revenue, of the Company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.

AngloGold Ashanti's hedge position as at September 30, 2004
The following table indicates AngloGold Ashanti's gold hedge position at a weighted average settlement price as at September 30, 2004 (references in the table to "$" are to the US dollar, references to "A$" are to the Australian dollar and references to "BRL" are to the Brazilian real):
Year
2004
2005
2006
2007
2008
2009-2013
Total
DOLLAR GOLD
Forward contracts
Amount (kg)
18,558
51,150
39,918
38,519
28,256
62,779
239,180
$ per oz
$323
$329
$341
$343
$360
$370
$347
Put options purchased
Amount (kg)
2,264
3,381
5,481
1,455
12,581
$ per oz
$391
$347
$355
$292
$352
*Delta (kg)
750
496
871
50
2,167
Put options sold
Amount (kg)
6,532
2,799
4,354
13,685
$ per oz
$369
$345
$339
$355
*Delta (kg)
746
181
432
1,359
Call options purchased Amount (kg)
6,551
8,947
1,538
2,003
19,039
$ per oz
$350
$339
$370
$361
$348
*Delta (kg)
6,518
8,395
1,243
1,671
17,827
Call options sold
Amount (kg)
10,556
38,075
22,208
20,647
22,096
46,833
160,415
$ per oz
$370
$383
$351
$346
$358
$375
$367
*Delta (kg)
9,328
32,634
18,948
18,046
18,807
39,590
137,353
RAND GOLD
Forward contracts
Amount (kg)
933
933
Rand per kg
R116,335
R116,335
Put options purchased
Amount (kg)
933
1,875
2,808
Rand per kg
R80,538
R93,602
R89,261
*Delta (kg)
11
550
561
Put options sold
Amount (kg)
5,443
1,400
6,843
Rand per kg
R84,801
R88,414
R85,540
*Delta (kg)
1,466
365
1,831
Call options purchased Amount (kg)
933
933
Rand per kg
R79,251
R79,251
*Delta (kg)
933
933
Call options sold
Amount (kg)
4,747
5,735
6,119
746
2,986
8,958
29,291
Rand per kg
R91,727
R129,890
R118,721
R173,119
R187,586
R216,522
R154,850
*Delta (kg)
3,580
1,093
1,900
81
360
1,854
8,868
A DOLLAR GOLD
Forward contracts
Amount (kg)
5,494
4,199
9,331
8,398
3,110
6,501
37,033
A$ per oz
A$578
A$599
A$671
A$648
A$665
A$678
A$645
Put options purchased
Amount (kg)
1,244
1,244
A$ per oz
A$585
A$585
*Delta (kg)
517
517
Put options sold
Amount (kg)
1,400
1,244
2,644
A$ per oz
A$574
A$553
A$564
*Delta (kg)
481
253
734
Call options purchased Amount (kg)
3,110
6,221
3,732
3,110
4,354
20,527
A$ per oz
A$724
A$673
A$668
A$680
A$707
A$688
*Delta (kg)
289
2,776
1,998
1,902
2,867
9,832
Call options sold
Amount (kg)
1,400
1,244
2,644
A$ per oz
A$581
A$602
A$591
*Delta (kg)
557
573
1,130
Delta (kg)
28,134
81,544
66,702
61,425
48,631
108,790
395,227
Total net gold:
Delta (oz)
904,532     2,621,689
2,144,528      1,974,868     1,563,532
3,497,663
12,706,812
*
The Delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at September 30, 2004.

The following table indicates the Company's currency hedge position at September 30, 2004
Year
2004
2005
2006
2007
2008 2009-2013
Total
RAND DOLLAR (000)
Forward contracts
Amount ($)
Rand per $
Put options purchased
Amount ($)
Rand per $
*Delta ($)
Put options sold
Amount ($)
Rand per $
*Delta ($)
Call options purchased
Amount ($)
Rand per $
*Delta ($)
Call options sold
Amount ($)
50,000
50,000
Rand per $
R6.54
R6.54
*Delta ($)
17,597
17,597
A DOLLAR (000)
Forward contracts
Amount ($)
55,237
55,237
$ per A$
A$0.59
A$0.59
Put options purchased
Amount ($)
$ per A$
*Delta ($)
Put options sold
Amount ($)
$ per A$
*Delta ($)
Call options purchased
Amount ($)
$ per A$
*Delta ($)
Call options sold
Amount ($)
$ per A$
*Delta ($)
BRAZILIAN REAL
(000)
Forward contracts
Amount ($)
$ per BRL
Put options purchased
Amount ($)
3,300
600
3,900
$ per BRL
BRL3.13
BRL3.38
BRL3.17
*Delta ($)
3,139
503
3,642
Put options sold
Amount ($)
2,550
600
3,150
$ per BRL
BRL2.79
BRL3.21
BRL2.87
*Delta ($)
506
415
921
Call options purchased
Amount ($)
$ per BRL
*Delta ($)
Call options sold
Amount ($)
3,300
600
3,900
$ per BRL
BRL3.23
BRL3.55
BRL3.28
*Delta ($)
90
43
133
DOLLAR SILVER
Forward contracts
Amount (kg)
$ per oz
Put options purchased
Amount (kg)
7,776
31,104
31,104
69,984
$ per oz
$7.00
$7.00
$7.00
$7.00
*Delta (kg)
3,781
13,977
12,731
30,489
Put options sold
Amount (kg)
7,776
31,104
31,104
69,984
$ per oz
$6.06
$6.06
$6.06
$6.06
*Delta (kg)
1,466
7,962
8,608
18,036
Call options purchased
Amount (kg)
$ per oz
*Delta (kg)
Call options sold
Amount (kg)
7,776
31,104
31,104
69,984
$ per oz
$8.00
$8.00
$8.00
$8.00
*Delta (kg)
1,758
11,172
14,229
27,159
*
The Delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at September 30, 2004
.

Recent developments
Sale of Union Reefs
On August 5, 2004, AngloGold Ashanti announced the sale of its Union Reefs assets to the Burnside Joint Venture, comprising subsidiaries of Northern Gold NL (50 percent) and Harmony Gold Mining Company Limited (50 percent), for a total consideration of A$4 ($2) million. The Burnside Joint Venture is responsible for all future obligations associated with the assets, including remaining site rehabilitation and reclamation.
Government lifts embargo at Siguiri
On August 25, 2004, it was announced that the Government of Guinea advised AngloGold Ashanti that the embargo on the export of gold bullion from that country by AngloGold Ashanti had been lifted.
Sale of Freda-Rebecca Mine
In a joint announcement on September 10, 2004, AngloGold Ashanti confirmed its agreement to sell its entire interest in Ashanti Goldfields Zimbabwe Limited to Mwana Africa Holdings (Proprietary) Limited for a cash consideration of $2.255 million. The sole operating asset of Ashanti Goldfields Zimbabwe Limited is the Freda-Rebecca Gold Mine.
Agreement with Red 5 Limited
On October 11, 2004, AngloGold Ashanti announced that it had signed an agreement with Philippines explorer Red 5 Limited to subscribe for a 12.3 percent stake in the expanded issued capital of Red 5 Limited for a cash consideration of A$5.5 million. This placement will be used to fund the exploration activities along strike from current mineral resources at the Siana Project, and to test the nearby porphyry gold-copper targets in the Surigao region of the Republic of the Philippines.
Forward-looking statements
Except for historical information, there may be matters discussed in this report of financial and operating performance that are forward-looking statements. In particular, the statements made under "Operating review - Outlook" regarding future operating performance, "Liquidity and capital resources" regarding sources of financing of future debt repayments and under "Gold market" regarding the future performance of the gold and currency markets are forward looking statements. Any such statement is only a prediction and actual results, costs or events may differ materially. For a discussion of important factors including, but not limited to, development of the Company's business, the economic outlook in the gold industry, expectations regarding gold prices and production, and other factors which could cause actual results, costs and events to differ materially from such forward-looking statements, refer to AngloGold's annual report on Form 20-F for the year ended December 31, 2003 which was filed with the United States Securities and Exchange Commission (SEC) on March 19, 2004.

Condensed Consolidated Financial Information for the nine months ended September 30, 2004
Basis of presentation The unaudited condensed consolidated financial information of AngloGold Ashanti Limited included have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). The balance sheet information at December 31, 2003, has been derived from AngloGold's annual report on Form 20-F for the year ended December 31, 2003, which was filed with the SEC on March 19, 2004.
Dividends On January 29, 2004, AngloGold declared a final dividend of 335 South African cents (49.82 US cents) per ordinary share for the year ended December 31, 2003 with a record date of February 20, 2004 and a payment date of February 27, 2004 for holders of ordinary shares and CDIs, and March 8, 2004 for holders of ADSs. On July 29, 2004 AngloGold Ashanti declared an interim dividend of 170 South African cents (25.62 US cents) per ordinary share for the six months ended June 30, 2004 with a record date of August 20, 2004 and a payment date of August 27, 2004 for holders of ordinary shares and CDIs, August 30, 2004 for holders of GhDSs and September 7, 2004 for holders of ADSs. 100 GhDSs represents one ordinary share. Each ADS represents one ordinary share.

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED INCOME STATEMENT
Prepared in accordance with US GAAP
Nine months ended September 30,
2004
(unaudited)
2003
(unaudited)
(in US Dollars, millions, except for share data)
Sales and other income
1,747 1,503
Product sales 1,702 1,479
Interest, dividends and other 45 24
Cost and expenses
1,875 1,219
Production costs 1,110 909
Exploration costs 31 28
Related party transactions 22 25
General and administrative 42 30
Royalties 27 21
Market development costs 12 12
Depreciation, depletion and amortization 340 229
Impairment of assets 184 72
Interest expense 49 28
Accretion expense 5 2
Employment severance costs 7 2
Profit on sale of assets (9) (47)
Non-hedge derivative loss/(gains) 55 (92)
(Loss)/income before equity income and income tax
(128) 284
Equity income in affiliates - -
(Loss)/income before income tax provision
(128) 284
Deferred income and mining tax benefit/(expensed) 8 (98)
(Loss)/income before minority interest
(120) 186
Minority interest (15) (13)
(Loss)/income before cumulative effect of accounting change
(135) 173
Cumulative effect of accounting change - (3)
Net (loss)/income - applicable to common stockholders
(135) 170
Basic (loss)/earnings per common share : (cents)
Before cumulative effect of accounting change
(55) 77
Cumulative effect of accounting change
- (1)
Net (loss)/income - applicable to common stockholders
(55) 76
Diluted (loss)/earnings per common share : (cents)
Before cumulative effect of accounting change
(55) 77
Cumulative effect of accounting change
- (1)
Net (loss)/income - applicable to common stockholders
(55) 76
Weighted average number of common shares used in computation
246,954,457 222,772,159
Dividend per common share (cents)
75 133

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED BALANCE SHEET
Prepared in accordance with US GAAP
At September 30,
2004
(unaudited)
At December 31,
2003
(in US Dollars, millions)
Assets
Current assets
1,474 1,410
Cash and cash equivalents 440 505
Receivables 641 602
Trade 46 47
Derivatives 306 377
Value added taxes 35 27
Other 254 151
Inventories 288 202
Materials on the leach pad 105 101
Property, plant and equipment, net
4,420 2,555
Acquired properties, net
1,803 936
Goodwill
399 410
Derivatives
123 94
Materials on the leach pad
22 7
Other long-term assets
118 167
Total assets
8,359 5,579
Liabilities and Stockholders' equity
Current liabilities
1,171 1,202
Accounts payable and accrued liabilities 477 385
Derivatives 351 441
Short-term debt 321 351
Income and mining tax payable 22 25
Long-term debt
1,364 807
Derivatives
443 329
Deferred income and mining tax
1,586 845
Provision for environmental rehabilitation
179 134
Other accrued liabilities
27 12
Provision for post-retirement medical benefits
128 130
Minority interest
60 52
Commitments and contingencies
Share capital and reserves
3,401 2,068
Common stock
Stock issued 2004 - 264,439,294 (2003 - 223,136,342) 11 9
Additional paid in capital 4,958 3,415
Accumulated deficit (931) (616)
Accumulated other comprehensive income (637) (740)
Total liabilities and stockholders' equity
8,359 5,579

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
Prepared in accordance with US GAAP
Nine months ended September 30,
2004
(unaudited)
2003
(unaudited)
(in US Dollars, millions)
Net cash provided by operating activities
339 353
(Loss)/income before cumulative effect of accounting change (135) 173
Reconciled to net cash provided by operations:
Profit on sale of assets (9) (47)
Depreciation, depletion and amortization 340 229
Deferred stripping costs (19) (30)
Impairment of assets 184 72
Deferred income and mining tax (27) 33
Other non cash items 87 (18)
Net decrease in provision for environmental
rehabilitation and post-retirement medical
Benefits (10) (15)
Effect of changes in operating working capital items:
Receivables 1 (25)
Inventories (29) (43)
Accounts payable and accrued liabilities (44) 24
Net cash used in investing activities
(547) (166)
Increase in non-current investments (15) -
Additions to property, plant and equipment (393) (216)
Proceeds on sale of mining assets 7 3
Proceeds on sale of investments - 45
Cash effects of acquisitions/disposals (165) 1
Loans receivable advanced (3) (1)
Loans receivable repaid 22 2
Net cash generated/(used) in financing activities
138 (89)
Payments of short-term debt (736) (100)
Issuance of stock 3 6
Share issue expenses - -
Proceeds of long-term debt 1,061 314
Dividends paid (190) (309)
Net (decrease)/increase in cash and cash equivalents
(70) 98
Effect of exchange rate changes on cash
5 31
Cash and cash equivalents - January 1,
505 413
Cash and cash equivalents - September 30,
440 542

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: October 29, 2004 By: /s/ C R BULL
Name: C R B ull
Title:   Company Secretary